pl2 3/15

11020330

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
200

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

FILED AS CONFIDENTIAL INFORMATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Johnston, Lemon & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Vermont Ave., NW
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth I. Miller — (202) 842-5618 (Area Code — Telephone No.)

Senior Vice President and Chief Financial Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name*)

8484 Westpark Drive	McLean	VA	22102
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Johnston, Lemon & Co. Incorporated

Consolidated Financial Statements and
Supplemental Information

Year Ended December 31, 2010

Contents

ESTABLISHED 1920
JOHNSTON, LEMON & CO.
INCORPORATED
MEMBER
FINANCIAL INDUSTRY REGULATORY AUTHORITY
SIPC
1101 VERMONT AVENUE, N.W.
WASHINGTON, D.C. 20005-3585
(202) 842-5500 / (800) 424-5158

Affirmation

We, the undersigned officers and directors, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules of Johnston, Lemon & Co. Incorporated, as of December 31, 2010, are true and correct. We further affirm that neither the Company nor any principal officer or director, has any proprietary interest in any account classified solely as that of a customer.

In addition, as members of the New York Stock Exchange Inc. and FINRA, we affirm that the attached Consolidated Financial Statements and supplementary schedules as of December 31, 2010, will promptly be made available to those Johnston, Lemon & Co. Incorporated members whose signatures do not appear below.

Kenneth I. Miller
Senior Vice President and
Chief Financial Officer

Thomas T. Wallace
Chief Executive Officer and
President

Notary Public

My Commission Expires July 31, 2012

Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102
Tel: 703 747 1000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Johnston, Lemon & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Johnston, Lemon & Co. Incorporated (the Company) as of December 31, 2010, and the related consolidated statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Johnston, Lemon & Co. Incorporated as of December 31, 2010, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2011

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Financial Condition

December 31, 2010

Assets	
Cash	$ 265,246
Securities owned, at market value *(Notes 2 and 4)*	5,949,881
Office equipment and leasehold improvements, net of accumulated depreciation of $1,105,614 *(Note 1)*	42,442
Other assets *(Note 7)*	99,449
Current taxes receivable from parent (*Note 8*)	380,656
Receivable from clearing organization	126,332
Total assets	$ 6,864,006
Liabilities and stockholder's equity	
Liabilities:	
Securities sold but not yet purchased, at market value *(Notes 2 and 4)*	$ 30,433
Accrued compensation	266,904
Accounts payable and accrued expenses	433,269
Deferred tax liability (*Note 8*)	665,992
Total liabilities	1,396,598
Commitments and contingencies *(Notes 3 and 4)*	
Stockholder's equity:	
Class A capital stock, $3.125 par value (1,040,000 shares authorized; 654,600 shares issued and outstanding)	2,045,625
Class B capital stock, $3.125 par value (1,040,000 shares authorized; 8,000 shares issued and outstanding)	25,000
Additional paid-in capital	1,894,740
Retained earnings	1,502,043
Total stockholder's equity	5,467,408
Total liabilities and stockholder's equity	$ 6,864,006

See accompanying notes.

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Income

Year Ended December 31, 2010

Revenues:	
Fund revenues	$ 1,247,251
Management fees	2,193,048
Agency commissions	757,011
Unrealized and realized gains on investments	587,747
Dividend and distribution income	158,671
Principal transactions	237,078
Syndicate transactions	31,967
Interest income, net	25,263
Other income	11,583
Total revenues	5,249,619
Expenses:	
Employee compensation and benefits *(Note 9)*	3,254,414
Occupancy and equipment *(Notes 1 and 3)*	537,556
Communications	301,575
Sales support	372,542
Clearing and exchange fees	137,200
Regulatory fees and expenses	380,504
Other operating expenses	15,035
Total expenses	4,998,826
Income before tax expense	250,793
Income tax expense *(Note 8)*	67,281
Net income	$ 183,512

See accompanying notes.

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Stockholder's Equity

	Class A Capital Stock	Class B Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2009	$ 2,045,625	$ 25,000	$ 1,894,740	$ 1,318,531	$ 5,283,896
Net income	–	–	–	183,512	183,512
Balance at December 31, 2010	$ 2,045,625	$ 25,000	$ 1,894,740	$ 1,502,043	$ 5,467,408

See accompanying notes.

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Cash Flows

Year Ended December 31, 2010

Cash flows used in operating activities	
Net income	$ 183,512
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	20,753
Net realized and unrealized gains on securities	(587,746)
Deferred tax liability	378,522
Increase in current taxes receivable from parent	(311,361)
Decrease in accrued compensation	(183,629)
Decrease in accounts payable and accrued expenses	(382,807)
Decrease in other assets	30,067
Increase in receivable from clearing organization	(66,230)
Increase in trading securities	(59,258)
Total adjustments	(1,161,689)
Net cash used in operating activities	(978,177)
Cash flows from investing activities	
Capital expenditures	(3,704)
Increase in investments	(159,299)
Proceeds from sales of investments	1,175,328
Net cash from investing activities	1,012,325
Cash flows used in financing activities	
Dividends paid	–
Net cash used in financing activities	–
Net increase in cash	34,148
Cash, beginning of year	231,098
Cash, end of year	$ 265,246

1. Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Johnston, Lemon & Co. Incorporated (the Company), a broker-dealer in the securities industry, and all wholly owned subsidiaries. These subsidiaries are engaged in serving as an investment advisor and insurance broker. Other operations of the Company include agency and principal transactions and other securities-related financial services. All significant intercompany balances and transactions have been eliminated. The Company is a wholly owned subsidiary of Johnston-Lemon Group, Incorporated (the Holding Company or Parent Company).

The Company's securities execution and clearance operation, and maintenance of customer transactions and accounts are contracted on a fully disclosed basis through another broker-dealer.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company defines cash and cash equivalents as short-term, highly liquid investments that are both (a) readily convertible to known amounts of cash, and (b) so near their maturity that they present insignificant risk of changes in interest rates. The Company does not include its investment in a money market fund as cash.

In accordance with an arrangement with its disbursing bank, the Company draws checks on accounts at this bank and deposits daily in the accounts an amount equal to checks presented to the bank for payment on the previous day.

The Company earns revenues from several sources including agency commissions, fund revenues, principal transactions, syndicate transactions, account assessed fees in lieu of commissions, and investment advisory fees. Agency commissions and principal security transactions are recorded on a trade-date basis. Under the trade-date basis of accounting, security transactions entered into by the Company are recorded on the date the trade is entered into and not on the date when the trade is settled (generally three business days after trade date). "When-issued" transactions are accounted for on a trade-date basis. Fund revenues represent fees paid to the Company for mutual fund sales to its customers.

1. Summary of Significant Accounting Policies (continued)

Office equipment and leasehold improvements are depreciated under the straight-line method for financial reporting purposes and accelerated methods for income tax purposes over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the useful life of the asset or the term of the related lease, whichever is shorter.

2. Securities Owned

Securities owned and securities sold but not yet purchased are recorded at fair value with changes in value reported in the statement of income based on quoted market prices or dealer quotes. For other securities for which a quoted market price is not available, market value is management's best estimate based on comparable instruments and the underlying attributes of the security. Securities owned that are not readily marketable or are thinly traded amounted to $7,920 at December 31, 2010. Included in securities owned are positions used in the day-to-day brokerage operations (trading and syndicate positions) and securities held for longer term investments (investment positions). At December 31, 2010, securities owned consisted of the following:

	Securities Owned	Securities Sold but Not Yet Purchased
Trading and syndicate positions		
Equity securities	$ 32,750	$ –
Municipal securities	72,073	20,550
Taxable fixed income	625	9,883
Investment positions		
Money market	515,734	–
Equity securities and mutual funds	5,328,699	–
	$ 5,949,881	$ 30,433

For the year ended December 31, 2010, the change in net unrealized holding gains on securities held for investment purposes, classified as trading, still held at the reporting date was $238,317. The Company has no financial instruments that would qualify as derivatives and, therefore, would require separate disclosure.

2. Securities Owned (continued)

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by U.S. GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

	Fair Value Measurements on a Recurring Basis as of December 31, 2010		
	Level 1	**Level 2**	**Level 3**
Assets			
Equity securities and mutual funds	$ 5,877,183	$ –	$ –
Municipal securities and fixed income	–	72,698	–
Liabilities			
Municipal securities and fixed income	–	30,433	–

2. Securities Owned (continued)

The Company adopted updated provisions surrounding fair value measurements and disclosures effective January 1, 2010. This update applies to the Company's disclosures about transfers in and out of Level 1 and Level 2 of the fair value hierarchy and the reasons for the transfers as well as disclosures about the valuation techniques and inputs used to measure fair value for investments that fall in either Level 2 or Level 3 fair value hierarchy. Effective for interim and annual periods beginning after December 15, 2010, purchases, sales, issuances and settlements must be shown on a gross basis in the Level 3 rollforward rather than as one net number.

For the year ended December 31, 2010, there were no securities transferred from Level 1 to Level 2 or from Level 2 to Level 1.

3. Commitments and Contingencies

The Company leases office space on behalf of the Holding Company and all Holding Company affiliates under an operating lease agreement that expires in 2012. The occupancy lease is subject to escalation resulting from increases in assessments for real estate taxes, increases in the Consumer Price Index, and other charges. Rent expense allocated to the Company for the year ended December 31, 2010, was $491,962 net of allocations to the Holding Company and affiliates (see Note 7).

Minimum lease obligations under the noncancelable lease, before allocations to the Holding Company and affiliates, are as follows:

2011	$ 815,000
2012	413,000
	$ 1,228,000

In the normal course of business, the Company enters into underwriting commitments. Due to the nature of the Company's operations, the Company may be subject to customer complaints and arbitration proceedings. Based on information known about these matters, management believes they have adequately accrued for any probable claims.

4. Financial Instruments with Off-Balance-Sheet Market and Credit Risks

The Company enters into various transactions in financial instruments with off-balance-sheet risk in connection with its proprietary trading activities. These transactions include securities sold but not yet purchased, underwriting activities, and "when-issued" commitments. The Company is subject to the market risk from these financial instruments, as changes in security values or interest rates can result in unfavorable results in future operating periods. Off-balance-sheet financial instrument positions with each counterparty are marked-to-market. The resulting gains and losses are recognized currently in income. At December 31, 2010, other than the securities sold but not yet purchased and certain underwriting activities, the Company did not have any "when-issued" commitments or other off-balance-sheet transactions.

The Company has established various procedures to manage credit exposure related to its proprietary positions with off-balance-sheet risk, including initial credit approval, credit limits, and collateral requirements. In the opinion of management, the settlement of these off-balance-sheet transactions is not expected to have a material adverse effect on the Company's financial position.

Under the Company's fully disclosed relationship with a clearing broker, the Company does not record customer accounts on its books and records. However, the Company is contractually obligated to indemnify the clearing broker for losses incurred, including, but not limited to, the failure of the customer to make payment for securities purchased and meet margin calls. Through the use of a clearing broker, the Company extends credit to customers. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, and through the use of credit approvals, credit limits, and collateral requirements. The Company monitors required margin levels daily and, pursuant to such guidelines, requests that customers deposit additional collateral or reduce securities positions when necessary.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the basic method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $3,610,192, which was $3,360,192 in excess of required net capital. The Company's net capital ratio was 0.39 to 1.

6. Reconciliation of Assets and Liabilities to Regulatory Reports

The X-17 A-5 pertains to the nonconsolidated Broker Dealer entity; as such, the amount per Form X-17 A-5 does not include the consolidated subsidiaries of Johnston Lemon Asset Management and JL Financial Services. Also, adjustments were made to the Broker Dealer entity after filing of the Form X-17 A-5. A reconciliation of amounts reported herein to amounts reported by the Company as of December 31, 2010, on Form X-17 A-5, filed with the SEC is as follows:

	Amount per Form X-17 A-5	Reclassifications and Adjustments	Amount per Financial Statements
Assets			
Cash	$ 250,901	$ 14,345	$ 265,246
Securities	5,949,881	–	5,949,881
Office equipment	40,880	1,562	42,442
Other assets and current taxes receivable	101,792	378,313	480,105
Receivable from clearing organization	126,332	–	126,332
	$ 6,469,786	$ 394,220	$ 6,864,006
Liabilities			
Securities sold but not yet purchased	$ 30,433	$ –	$ 30,433
Accrued comp, accounts payable, accrued expenses, and deferred taxes payable	1,069,780	296,385	1,366,165
Stockholder's equity	5,369,573	97,835	5,467,408
	$ 6,469,786	$ 394,220	$ 6,864,006

7. Related Party Transactions

In the ordinary course of business, the Company provides administrative and management services (including cash disbursements and receipts) to the Holding Company and all Holding Company subsidiaries. The Company allocates employee compensation and benefits and rent expense to these entities based on the nature of the services provided. The Company is reimbursed by the corresponding entities for all charges.

Net amounts receivable from these affiliates totaled $61,329 at December 31, 2010, and is included in other assets in the accompanying consolidated financial statements.

7. Related Party Transactions (continued)

The Company is a party to an agreement with the Parent Company. Under this agreement, the Company is assessed the greater of a charge of 8% of income before tax and before gain or loss on passive investments including interest for the use of capital, general, and administrative expenses and to support current and future investments of the Parent Company or a capital utilization fee determined by applying an interest rate to the capital of the Company. The Company was assessed a charge of $89,575 under this arrangement for the year ended December 31, 2010.

8. Income Taxes

U.S. GAAP, *Accounting for Income Taxes*, requires the liability method of accounting for income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

The Company is included in the consolidated federal and state income tax returns of the Holding Company. The Company's tax represents an intercompany allocation based principally on a separate return basis calculation.

8. Income Taxes (continued)

The income tax expense consisted of the following for the year ended December 31, 2010:

Current tax benefit:	
Federal	$ 246,222
State	65,019
Total current tax benefit	311,241
Deferred tax expense	(378,522)
Income tax expense	$ (67,281)

The deferred tax liability results from temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The components of the net deferred tax liability were as follows at December 31, 2010:

Unrealized appreciation	$ (715,500)
Provision for losses in excess of deductions	35,979
Accrued compensation	7,862
Depreciation	(2,273)
Other	7,940
Total deferred tax liability	$ (665,992)

The effective income tax rate of 26.83% differs from the statutory federal tax rate of 35% for the year ended December 31, 2010, primarily due to the dividends received deduction and tax-exempt interest income.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has applied ASC 740 to all tax positions for which the statute of limitations remained open. Open tax years include 2007 through 2010.

9. Employee Benefit Plans

The Holding Company has a defined contribution Savings Plan covering substantially all full-time Company employees. The Holding Company also provides certain health and life insurance benefits for active Company employees. Benefit expenses for the year ended December 31, 2010, were $131,439.

10. Subsequent Events

Management has evaluated events or transactions that may have occurred since December 31, 2010, and found that during this period it did not have any subsequent events requiring financial statement disclosure.

Supplemental Information

Johnston, Lemon & Co. Incorporated

Schedule I – Schedule of Non-Allowable Assets

December 31, 2010

Securities owned, not readily marketable at estimated fair value	$ 7,920
Office equipment and leasehold improvements, net	40,880
Receivable from affiliates	61,329
Other assets	40,463
	$ 150,592

Johnston, Lemon & Co. Incorporated

Schedule II – Computation of Net Capital

December 31, 2010

1.	Total ownership equity from Statement of Financial Condition		$ 5,467,408
2.	Deduct ownership equity not allowable for Net Capital		$ –
3.	Total ownership qualified for Net Capital		$ 5,467,408
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		$ –
	B. Other (deductions) or allowable credits (List)		$ –
5.	Total capital and allowable subordinated liabilities		$ 5,467,408
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 150,592	
	B. Secured demand note deficiency	$ –	
	C. Commodity futures contracts and spot commodities – Proprietary capital charges	$ –	
	D. Other deductions and/or charges	$ 217,911	$ (368,503)
7.	Other additions and/or allowable credits (List)		$ –
8.	Net capital before haircuts on securities positions		$ 5,098,905
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	$ –	
	B. Subordinated securities borrowings	$ –	
	C. Trading and investment securities:		
	1. Exempt securities	$ –	
	2. Debt securities	$ 5,101	
	3. Options	$ –	
	4. Other securities	$ 835,407	
	D. Undue concentration	$ 648,205	
	E. Other (List)		$ 1,488,713
10.	Net capital		$ 3,610,192

Johnston, Lemon & Co. Incorporated

Schedule III – Computation of Net Capital Requirement

December 31, 2010

11. Minimum net capital requires (6-2/3% of line 19)		$ 93,153
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with note (A)		$ 250,000
13. Net capital requirement		$ 250,000
14. Excess net capital (line 10 less 13)		$ 3,360,192
15. Net capital less greater of 10% of line 19 or 120% of line 12		$ 3,310,192

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		$ 1,396,598
17. Add:		
A. Drafts of immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ –	
C. Other unrecorded amounts (List)	$ –	$ –
19. Total aggregate indebtedness		$ 1,396,598
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		39%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Johnston, Lemon & Co. Incorporated

Schedule IV – Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is which such exemption is based (check one only) claimed, identify below the section upon
    A. (k) (1) – Limited business (mutual funds and/or variable annuities only) ______
    B. (k) (2)(A) – "Special Account for the Exclusive Benefit of customers" maintained ______
    C. (k) (2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Pershing, LLC ___X___
    D. (k) (3) – Exempted by order of the Commission ______

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102
Tel: 703 747 1000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Johnston, Lemon & Co. Incorporated

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Johnston, Lemon & Co. Incorporated (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Johnston, Lemon & Co. Incorporated
Year Ended December 31, 2010
With Supplementary Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG